

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 12, 2015

Jacob DiMartino
President and Chief Executive Officer
PITOOEY!, Inc.
10429 S. 51st Street, Suite 225
Phoenix, Arizona 85044

> **Re:** **PITOOEY!, Inc.**
> **Revised Preliminary Information Statement on Schedule 14C**
> **Filed June 10, 2015**
> **File No. 000-53991**

Dear Mr. DiMartino:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. References to prior comments are to comments in our May 27, 2015 letter.

General

1. We note your response to prior comment 2. Consistent with your response, please disclose in the information statement your delinquent filer status and the remedial steps you intend to take in this regard.

Voting Securities & Ownership Thereof by Certain Beneficial Owners and Management, page 3

2. Please revise to disclose the date on which beneficial ownership was calculated.

Please contact Ji Shin, Attorney-Advisor, at (202) 551-3579, or in her absence, me at (202) 551-3457 with any questions.

Sincerely,

/s/ Maryse Mills-Apenteng

Maryse Mills-Apenteng
Special Counsel